Exhibit (a)(3)

Disclosure Statement

Dear A. M. Castle & Co. Stockholder,

A. M. Castle & Co., a Maryland corporation (“Castle,” the “Company,” “we,” “us” or “our”), intends to engage in a transaction that will reduce the number of record holders of the common stock, par value $0.01 per share (the “Common Stock”), of the Company, to fewer than 300, thereby enabling us to terminate the registration of (or “deregister”) our Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend our duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”) thereunder.  This will eliminate the significant expense required to comply with the reporting and related requirements under the Exchange Act.  Often referred to as a “going private” transaction, the transaction (the “Transaction”) will consist of a reverse stock split of our outstanding shares of Common Stock pursuant to Section 2-309(e) of the Maryland General Corporation Law (the “MGCL”), whereby (i) each 10 shares of Common Stock outstanding as of the effective date of the reverse stock split will be combined into one whole share of Common Stock and (ii) the number of issued and outstanding shares of Common Stock will be simultaneously and correspondingly reduced (collectively, the “Reverse Stock Split”).  No fractional shares of Common Stock will be issued as a result of the Reverse Stock Split.  In lieu of our issuing any fractional shares to any stockholder that would otherwise be entitled to a fractional share of Common Stock after giving effect to the Reverse Stock Split, we will pay each such stockholder an amount in cash equal to $0.70 multiplied by the number of pre-split shares held by such stockholder with respect to which a fractional share would be issued, which represents a premium of approximately 70% over the 20-day VWAP (volume weighted average price) of the Common Stock on the Best Market tier of the OTC Markets Group, Inc. (“OTCQX”) beginning on October 9, 2020 and ending on October 28, 2020.

After careful consideration, our Board of Directors (the “Board”) has concluded that the costs associated with being a public reporting company are not justified by the benefits.  After the Transaction and the subsequent deregistration of our Common Stock and suspension of our duty to file periodic reports and other information with the SEC, we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC, as more fully described in the accompanying Disclosure Statement.  This will also most likely result in the termination of the quotation of our Common Stock on the OTCQX (see “Effects of the Transaction — Trading Market for our Common Stock” on page 9).

A special committee of our Board (the “Special Committee”) was formed to review the Transaction and has determined that the Transaction is advisable and in the best interests of the Company because the costs associated with being a public reporting company are not justified by the benefits at this time and the Transaction is substantively and procedurally fair to the stockholders of the Company, including stockholders that, as a result of the Transaction, will receive cash in lieu of a continuing equity interest in the Company.  In connection with its review, the Special Committee consulted its financial advisors regarding the Transaction, but did not receive any report, opinion or appraisal from an outside party as to the value of our Common Stock or the fairness of the Transaction to our stockholders.  Upon the recommendation of the Special Committee to approve the Transaction, the Board, on behalf of the Company, adopted the Special Committee’s conclusion as to fairness, and approved the Transaction.

The Reverse Stock Split will be effectuated by filing Articles of Amendment with the State Department of Assessments and Taxation of Maryland (the “SDAT”), which the Company expects to file no earlier than the twentieth day following the mailing of the Disclosure Statement to stockholders.  Maryland law does not require us to obtain any vote or consent of our stockholders to consummate the Reverse Stock Split.  Accordingly, we are not seeking stockholder approval for the Reverse Stock Split, the subsequent deregistration of our Common Stock or the suspension of our duty to file periodic reports and other information with the SEC.  Under Maryland law and our charter, stockholders are not entitled to dissenter’s rights or any right of appraisal in connection with the Reverse Stock Split.

The accompanying Disclosure Statement contains details on the Transaction described in this letter, including important information concerning the Reverse Stock Split, the deregistration of our Common Stock, and the suspension of our duty to file periodic reports and other information with the SEC.  We urge you to read the accompanying Disclosure Statement carefully and in its entirety.

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Although, acting upon the recommendation of the Special Committee, our Board has unanimously approved the Reverse Stock Split and the subsequent deregistration of our Common Stock and suspension of our duty to file periodic reports and other information with the SEC, our Board reserves the right to abandon, postpone, or modify the foregoing at any time before they are consummated for any reason.

By order of the Board of Directors of A. M. Castle & Co.

By:	/s/ Jeremy T. Steele
Jeremy T. Steele
Senior Vice President, General Counsel & Secretary

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DISCLOSURE STATEMENT

A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, Illinois 60523

A. M. Castle & Co., a Maryland corporation (the “Company”), is furnishing this disclosure statement (the “Disclosure Statement”) to the Company’s stockholders pursuant to and in accordance with the requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with the Company’s plan to effect a reverse stock split of its common stock, par value $0.01 per share, with a view to reducing the number of record holders of the Company’s common stock to fewer than 300 and subsequently terminating the registration of the Company’s common stock under Section 12(g) of the Exchange Act and suspending the Company’s duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”) thereunder, after which the Company will no longer be subject to the public reporting obligations under federal securities laws, thereby “going private.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DISCLOSURE STATEMENT.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS DISCLOSURE STATEMENT OR THE RELATED SCHEDULE 13E-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND IF GIVEN OR MADE, YOU SHOULD NOT RELY ON ANY SUCH INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY THE COMPANY.  ALL STOCKHOLDERS SHOULD CAREFULLY READ THIS DISCLOSURE STATEMENT AND THE OTHER EXHIBITS CONTAINED IN THE RELATED SCHEDULE 13E-3 IN THEIR ENTIRETY.

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TABLE OF CONTENTS

SUMMARY TERM SHEET	1

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS	5

SPECIAL FACTORS	6

Material Terms	6
Purpose of the Transaction	6
Background of the Transaction	7
Reasons for the Transaction	7
Alternatives to the Transaction	8
Effects of the Transaction	9
Fairness of the Transaction	11
Structure of the Transaction	14
Reservation	15

OTHER MATTERS RELATED TO THE TRANSACTION	16

Potential Conflicts of Interest	16
No Stockholder Approval Required	16
No Dissenter’s or Appraisal Rights	16
Certain Material U.S. Federal Income Tax Consequences	16
Source and Amount of Funds	18

COMPANY INFORMATION	19

The Company	19
Company Securities	19
Security Ownership of Certain Beneficial Owners and Management	19
Management	22
Related-Party Transactions and Relationships	26

FINANCIAL AND OTHER INFORMATION	29

ADDITIONAL INFORMATION	30

SUMMARY TERM SHEET

This Summary Term Sheet highlights selected information from this Disclosure Statement about the proposed Transaction.  The Summary Term Sheet may not contain all of the information that is important to you.  For a more complete description of the Transaction, you should carefully read this Disclosure Statement and all of the Exhibits contained in the related Schedule 13E-3 in their entirety.  For your convenience, we have directed your attention to the location in this Disclosure Statement where you can find a more complete discussion of each item listed below.

As used in this Disclosure Statement, “Castle”, the “Company,” “we,” “our” and “us” refers to A. M. Castle & Co., a Maryland corporation, and the “Transaction” refers to the Reverse Stock Split (as defined below) together with the related cash payments to the stockholders in lieu of the issuance of fractional shares of our common stock, as discussed below.

The Transaction is considered a “going private” transaction as defined in Rule 13e-3 promulgated under the Exchange Act because it is intended to, and, if completed, will enable us to, terminate the registration of (or deregister) our common stock under Section 12(g) of the Exchange Act and suspend our duty to file periodic reports and other information with the SEC under Section 15(d) thereunder.  In connection with the Transaction, we have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3.

Reverse Stock Split

We will effect a reverse stock split of our outstanding shares of common stock pursuant to Section 2-309(e) of the Maryland General Corporation Law (the “MGCL”), whereby (i) each 10 shares of common stock outstanding as of the effective date of the reverse stock split will be combined into one whole share of common stock and (ii) the number of issued and outstanding shares of common stock will be simultaneously and correspondingly reduced (collectively, the “Reverse Stock Split”). No fractional shares of common stock will be issued as a result of the Reverse Stock Split. In lieu of issuing any fractional shares to any stockholder as a result of the Reverse Stock Split, the Company will make, to any stockholder that would otherwise hold a fractional share after giving effect to the Reverse Stock Split, a cash payment in an amount equal to $0.70 per pre-split share with respect to which a fractional share would be issued, which represents a premium of approximately 70% over the 20-day VWAP (volume weighted average price) of the common stock on the OTCQX beginning on October 9, 2020 and ending on October 28, 2020 (the “Cash Payment”). Accordingly, any stockholder owning fewer than 10 pre-split shares of common stock as of the effective date of the Reverse Stock Split (each, a “Discontinued Stockholder”) will no longer have an equity interest in the Company and will only be entitled to receive the Cash Payment multiplied by the number of pre-split shares of common stock owned by such stockholder.

Pursuant to the Reverse Stock Split, the number of issued and outstanding shares of our common stock will be reduced from 73,910,334 shares (the number issued and outstanding as of October 28, 2020) to approximately 7,390,500. See “Special Factors—Material Terms” and “Special Factors—Structure of the Transaction” beginning on pages 6 and 14, respectively.

Purpose of the Transaction

The primary purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than 300, thereby allowing us to “go private.” We would do so by filing a Form 15, Certificate of Termination of Registration with the SEC under the Exchange Act as soon as possible after the filing of the Articles of Amendment with, and acceptance for record by, the State Department of Assessments and

Taxation of Maryland (the “SDAT”) (which the Company expects to file no earlier than the twentieth day following the mailing of the Disclosure Statement) so that we would no longer be required to file annual, quarterly or current reports with the SEC, and we would not be required to comply with the SEC’s proxy rules following any tail filing period required by the SEC. The Reverse Stock Split does not require stockholder approval, and, pursuant to Maryland law and our charter, stockholders will not have dissenter’s rights or other appraisal rights in connection with the Reverse Stock Split. After the Transaction, the Company will continue to be subject to and will comply with the requirements of Maryland law, including requirements with respect to stockholder meetings and notices. See “Special Factors—Purpose of the Transaction” and “Special Factors—Effects of the Transaction” beginning on pages 6 and 9, respectively.

Fairness of the Transaction

The Special Committee of our Board of Directors (the “Board”), has reviewed the Transaction and has determined that the Transaction is advisable and in the best interests of the Company because it is substantively and procedurally fair to the unaffiliated stockholders of the Company, including unaffiliated Discontinued Stockholders that, as a result of the Transaction, will receive cash in lieu of a continuing equity interest in the Company. In connection with its review, the Special Committee consulted its financial advisors regarding the Transaction, but did not receive any report, opinion or appraisal from an outside party as to the value of our common stock or the fairness of the Transaction to our stockholders. The Board, on behalf of the Company, adopted the Special Committee’s conclusion as to fairness. See “Special Factors—Fairness of Transaction” beginning on page 11.

Effects of the Transaction

Based on information available to us, we estimate that the Transaction will reduce the number of issued and outstanding shares of our common stock from 73,910,334 (the number issued and outstanding as of October 28, 2020) to approximately 7,390,500. Furthermore, we estimate that the Transaction will reduce the total number of record holders of our common stock from approximately 386 to approximately 103. The Transaction will eliminate our ability to be traded on the Best Market tier of the OTC Markets Group, Inc. (“OTCQX”). See “Special Factors—Effects of the Transaction” and “Company Information—Security Ownership of Certain Beneficial Owners and Management” beginning on pages 9 and 19, respectively.

Timing of the Transaction

We intend to effect the Transaction as soon as practicable after all filing requirements have been satisfied. The effective date of the Reverse Stock Split will be the date on which the Articles of Amendment effecting the Reverse Stock Split are filed with, and accepted for record by, the SDAT, which is expected no earlier than the twentieth day following the mailing of the Disclosure Statement. See “Special Factors—Effects of the Transaction” beginning on page 9.

Source of Funds

The total amount of funds necessary to make Cash Payments to stockholders in connection with the Transaction and for related expenses is estimated to be approximately $168,000. The funds for the Transaction will come from our currently available cash. See “Other Matters Related to the Transaction— Source and Amount of Funds” beginning on page 18.

Tax Consequences	A stockholder that does not receive the Cash Payment as a result of the Transaction generally will not recognize any gain or loss for U.S.

federal income tax purposes. A stockholder that receives the Cash Payment as a result of the Transaction generally will recognize gain or loss or be treated as having received a distribution for U.S. federal income tax purposes. The specific U.S. federal income tax consequences to a stockholder will depend on the particular circumstances of such stockholder. See “Certain Material U.S. Federal Income Tax Consequences” beginning on page 16. You are urged to consult with your own tax advisor regarding the tax consequences of the Transaction to you in light of your own particular circumstances.

Payment and Exchange of Shares

Stockholders owning fewer than 10 pre-split shares of common stock will, following the Transaction, have their pre-split shares converted into the right to receive the Cash Payment. In addition, stockholders who will be entitled to both whole and fractional shares as a result of the Reverse Stock Split will receive the Cash Payment in lieu of any fractional shares. As soon as practicable after the effective date of the Reverse Stock Split, we will send these stockholders a letter of transmittal with instructions as to how such stockholders will be paid the Cash Payment. The letter of transmittal will include instructions on how to surrender stock certificates to our exchange agent. See “Special Factors—Effects of the Transaction” beginning on page 9.

No Dissenter’s or Appraisal Rights

Maryland law does not require us to obtain any vote or consent of our stockholders to consummate the Reverse Stock Split. Accordingly, we are not seeking stockholder approval for the Reverse Stock Split, the subsequent deregistration of our common stock or the suspension of our duty to file periodic reports and other information with the SEC. Under Maryland law and our charter, stockholders are not entitled to dissenter’s rights or any right of appraisal in connection with the Reverse Stock Split. See “Other Matters Related to the Transaction—No Dissenter’s or Appraisal Rights” and “Other Matters Related to the Transaction—No Stockholder Approval Required” beginning on page 16.

Stockholders with Shares Held in “Street Name”

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares, and this Disclosure Statement is being forwarded to you by your broker or other nominee. Your broker or other nominee is considered, with respect to those shares, the stockholder of record. Although the Transaction is designed to reduce the number of stockholders of record, we intend to treat stockholders holding our common stock in “street name” in substantially the same manner as stockholders whose shares are registered in their names for purposes of the Transaction. Banks, brokers or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding shares in “street name”; however, these banks, brokers or other nominees may have different procedures, and stockholders holding our common stock in “street name” should contact their bank, broker or nominee regarding the treatment of their shares.

Reservation

Our Board retains the right to abandon, postpone, or modify the Transaction and the subsequent deregistration of our common stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder if it determines that it is advisable and in the best interests of the Company to do so. Among the factors or circumstances that could cause our Board to abandon, postpone, or modify the Transaction and such deregistration and suspension are the following:

•                  If, immediately prior to the Transaction, our Board does not believe that the Transaction will sufficiently reduce the number of record holders of our common stock to a level that reasonably assures us that the Company would not be required under the Exchange Act to revert to a public reporting company in the foreseeable future after the Transaction is completed, then our Board may elect to abandon, postpone, or modify the Transaction.

•                  Even if the aggregate Cash Payments to stockholders who would otherwise be entitled to receive fractional shares necessary to complete the Transaction are within the budgetary guideline set by our Board, our Board may elect to abandon, postpone, or modify the Transaction if the then economic conditions or the financial condition of the Company, or their outlooks, are such that, in the judgment of our Board, it is no longer advisable to use the Company’s cash resources to effect the Transaction.

• If the Company has insufficient cash necessary to complete the Transaction, then our Board may elect to abandon, postpone, or modify the Transaction.

•                  If our Board determines that it is in the best interests of the Company for the Company to enter into any strategic transaction that may arise in the future, such as an asset or stock sale or a business combination transaction, then our Board may elect to abandon, postpone, or modify the Transaction.

•                  If for any other reason our Board determines that the Transaction is no longer in the best interests of the Company, then our Board may elect to abandon, postpone, or modify the Transaction. See “Special Factors—Reservation” beginning on page 15.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Disclosure Statement contains certain statements that are “forward-looking statements.” Those statements may include statements regarding the intent, belief, or current expectations of the Company or its officers with respect to: (i) the Company’s strategic plans and ability to complete and benefit from the Transaction; (ii) the short-term expenses and long-term projected savings associated with the Transaction and the subsequent deregistration of our common stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder; (iii) the number of stockholders following the Reverse Stock Split; and (iv) the Company’s financial condition, results of operations, capital resources and business prospects following the Transaction, including the impact of volatility of metals prices, the cyclical and seasonal aspects of our business, our ability to effectively manage inventory levels, the impact of our substantial level of indebtedness, the impact of the novel Coronavirus (COVID-19) pandemic on our financial results and business, as well as those risk factors identified in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and Part II Item 1A of quarterly report on Form 10-Q for the quarter ended September 30, 2020.  These forward-looking statements are based on a number of assumptions and currently available information, and are subject to a variety of risks and uncertainties.  Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events.  There is no assurance that the forward-looking statements contained in this Disclosure Statement will prove to be accurate.  The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that its objectives will be achieved.  Except as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future, to reflect the occurrence of unanticipated events or for any other reason.

SPECIAL FACTORS

Material Terms

Acting upon the recommendation of the Special Committee, our Board, which is compromised of a majority of non-employee directors, has unanimously approved the Reverse Stock Split, including the corresponding decrease in the number of issued and outstanding shares of our common stock, in order to reduce the number of record holders of our common stock to fewer than 300.  Under Maryland law, no stockholder vote is required to effect the Transaction.  As a result of the Reverse Stock Split, Discontinued Stockholders (i.e., those holding fewer than 10 pre-split shares of common stock as of the effective date of the Reverse Stock Split) will no longer be stockholders of the Company and will have no interest in the Company other than the right to receive the Cash Payment of $0.70 per pre-split share, which represents a premium of approximately 70% over the 20-day VWAP (volume weighted average price) of the common stock on the OTCQX beginning on October 9, 2020 and ending on October 28, 2020, multiplied by the number of pre-split shares owned by them.  All fractional shares resulting from the Reverse Stock Split, to the extent acquired by the Company in the Transaction, will constitute authorized but unissued shares of our common stock.  The Reverse Stock Split will have no effect on the number of authorized shares of common stock under our charter.

In lieu of issuing any fractional shares otherwise issuable to stockholders as a result of the Reverse Stock Split, we will make the Cash Payment of $0.70 per pre-split share with respect to which a fractional share was to be issued to such stockholders.

Purpose of the Transaction

The purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than 300, thereby enabling us to deregister our common stock under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder.  This will enable us to terminate the Company’s status as a public reporting company with the SEC and reduce the financial and administrative costs incurred with respect to such status.

In determining whether the number of our stockholders of record falls below 300 as a result of the Reverse Stock Split, we must count stockholders of record in accordance with Rule 12g5-1 under the Exchange Act.  Rule 12g5-1 provides, with certain exceptions, that in determining whether issuers, including the Company, are subject to the registration provisions of the Exchange Act, securities are considered to be “held of record” by each person who is identified as the owner of such securities on the respective records of security holders maintained by or on behalf of the issuers.

As a result of the Reverse Stock Split and the Cash Payment, we anticipate that the number of shares of our common stock issued and outstanding will be reduced from 73,910,334 (the number issued and outstanding as of October 28, 2020) to approximately 7,390,500.  Furthermore, we anticipate that the total number of record holders of our common stock will be reduced from approximately 386 to approximately 103.

We estimate that the total cash to be paid to stockholders in lieu of fractional shares are estimated to be approximately $1,000.  In addition, the expenses incurred to effect the Transaction are estimated to be $167,000.  These costs and expenses are expected to be paid out of our currently available cash.

After the Reverse Stock Split, we will have an obligation to file periodic reports with the SEC through our Annual Report on Form 10-K for the year ending December 31, 2020. Before filing the Form 15 Certificate of Termination of Registration (the “Form 15”) with the SEC to deregister our common stock under the Exchange Act, we plan to seek a no-action letter from the staff of the SEC allowing us to deregister without filing these periodic reports after the Reverse Stock Split. There is no assurance that our request will be granted by the staff of the SEC. In the event we do not obtain no-action relief after the Reverse Stock Split, we would be obligated to file these periodic reports and may not achieve all of the immediate cost savings projected.

After filing our Annual Report on Form 10-K for the year ending December 31, 2020 (or earlier if the staff of the SEC grants no-action relief), we intend to file with the SEC a Form 15 to deregister our common stock.  Upon the filing of the Form 15, our obligation to file periodic reports under the Exchange Act will be immediately suspended.  Deregistration of our common stock will be effective 90 days after filing of the Form 15.  Upon deregistration of our common stock, our obligation to comply with the requirements of the proxy rules and to file proxy statements under Section 14 of the Exchange Act will also be terminated.  We will not be required to file periodic reports with the SEC in the future unless we subsequently file another registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or again have a number of record holders of our common stock which exceeds the limits under the Exchange Act on the first day of a subsequent fiscal year.

Background of the Transaction

The Company is a global distributor of specialty metals and supply chain services, principally serving the producer durable equipment, commercial and military aircraft, heavy equipment, industrial goods, and construction equipment sectors of the global economy. The Company’s customer base includes many Fortune 500 companies as well as thousands of medium- and smaller-sized firms spread across a variety of industries. Operating out of 20 metals service centers located throughout North America, Europe and Asia, the Company specializes in the distribution of alloy and stainless steels; nickel alloys; aluminum and carbon. Particular focus is placed on the aerospace and defense, power generation, mining, heavy industrial equipment, and general manufacturing industries, as well as general engineering applications.

At this time and in the foreseeable future we are not likely to make use of the advantages for raising capital or other purposes that our status as a public reporting company may offer.  Based on our past history and current strategic plans, the Company’s management and our Board have, from time to time, evaluated: (i) the advantages and disadvantages of being a public reporting company, including the costs with respect to filing reports and other information with the SEC, complying with certain of the rules and regulations under the Sarbanes-Oxley Act of 2002, and complying with applicable corporate governance requirements, and (ii) transactions which may present alternatives to us being a public reporting company.

In light of the minimal benefits the Company presently enjoys or is likely to enjoy in the foreseeable future from its public company reporting status and the significant financial and administrative costs associated with such status, our Board has, from time to time, considered alternatives to the Company being a public reporting company, including the deregistration of our common stock under the Exchange Act and the suspension of our duty to file periodic reports with the SEC thereunder.

Reasons for the Transaction

We have derived only minimal benefits from being a public reporting company in recent years.  Benefits of being a public reporting company (“Public Company Benefits”) typically include:

•                              access to the public markets for liquidity purposes for our stockholders;

•                              access to the public markets for purposes of raising capital through the sale of securities; and

•                              the ability to make acquisitions using securities as consideration in certain circumstances.

Our common stock has failed to attract significant interest from institutional investors or market analysts.  This has resulted in a relatively low trading volume and market capitalization, which has limited the liquidity benefit to our stockholders.  In addition, the legal requirements of public reporting companies create large administrative and financial costs for us.  We believe that our financial resources and our managerial resources could more effectively be devoted to other purposes.

Our Board believes that consummating a “going private” transaction is a necessary step to reduce corporate overhead costs by eliminating the costs associated with being a public reporting company, including with respect to filing reports with the SEC, complying with certain of the rules and regulations under the Sarbanes-Oxley Act of 2002, and complying with applicable corporate governance requirements.  Furthermore, our Board has determined that the costs of being a public reporting company currently outweigh the Public Company Benefits and, thus, that it is no longer in the best interests of the Company for the Company to remain a public reporting company, for the reasons described below.  The primary purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than 300 to enable us to elect to deregister our common stock under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder.  The Board believes that the Transaction provides the most certainty for the Company to achieve this purpose.

•                              Exchange Act Reporting Costs.  The Company incurs significant direct and indirect costs in complying with its periodic reporting and other obligations under the Exchange Act (collectively, the “Public Company Costs”), including the legal, accounting, auditing, printing, mailing, public relations, compliance and administrative costs of preparing, reviewing, filing, printing and distributing the reports and other filings required under the Exchange Act; the broker and transfer agent charges for forwarding materials to beneficial holders of our common stock; management’s time and attention expended in preparing and reviewing such reports and other filings; and the substantially higher premiums for directors’ and officers’ insurance policies payable by public reporting companies.  The Company’s direct, out-of-pocket costs comprising the Public Company Costs have been in excess of approximately $1,000,000 per year.  In addition, the Company believes that the Transaction and subsequent deregistration of our common stock and the suspension of our duty to file periodic reports and other information with the SEC will allow our management and employees to devote more time and effort to improving our operations.

•                              Liquidity for Stockholders.  Our Board believes that holders of our common stock may be deterred from selling their shares because of the lack of an active trading market and because of disproportionately high brokerage costs compounded with the current trading price of our common stock.  The trading volume in our common stock has been, and continues to be, limited.  Our common stock does not trade every day.  Our Board believes that the Transaction would give stockholders who are paid the Cash Payment in lieu of receiving fractional shares an opportunity to receive a fair price in cash for their shares without having to pay disproportionately high brokerage commissions relative to the value of the shares that they hold.

•                              Lack of Capital from Public Markets.  In addition to the Public Company Costs, the Company is not able to, and does not presently intend to exploit, many of the Public Company Benefits.  The current trading price of our common stock would make using it as a vehicle to raise capital or to provide acquisition consideration extremely dilutive to our stockholders.  As a result, the Company is not receiving any of the traditional Public Company Benefits, yet the Public Company Costs continue to increase, substantially depleting the resources of the Company.  Our Board believes that the Public Company Costs, if continued, would be detrimental to the financial condition of the Company.

Other Public Company Benefits which exist for the benefit of public stockholders include: (i) the rights and protections afforded stockholders by the federal securities laws; (ii) the substantive requirements of the federal securities laws, which are imposed on public companies; and (iii) limitations and reporting requirements imposed on officers and directors of public companies, including restrictions on short-swing trading and the reporting obligations of officers and directors.  Accordingly, our Board has determined that the Public Company Costs, currently and in the foreseeable future, will continue to outweigh the Public Company Benefits and, thus, it is no longer in the best interests of the Company for the Company to remain a public reporting company.

Alternatives to the Transaction

Our Board considered the following alternatives to the Transaction to accomplish the purpose described in “Special Factors - Purpose of the Transaction,” each of which was ultimately rejected because of its disadvantages:

Issuer Tender Offer. Our Board considered the feasibility of an issuer tender offer to repurchase the shares of our common stock held by our unaffiliated stockholders. Although the voluntary nature of such a transaction may be an advantage for our stockholders, we would have no assurance that the transaction would result in a sufficient number of shares being tendered to reduce the number of holders of record to a level below 300.  A tender offer, especially after giving effect to any extensions of deadlines for tendering shares, would likely necessitate a longer timeframe and greater costs than the Reverse Stock Split, and therefore our Board rejected this alternative at this time.

Maintaining the Status Quo. Our Board considered maintaining the status quo. In that case, we would continue to incur the Public Company Costs without enjoying the Public Company Benefits traditionally associated with public reporting company status. In addition, significant time would continue to be spent by management on compliance and disclosure issues relating to our filings under the Exchange Act, which dilutes management’s focus on managing the Company’s business and growing stockholder value. Our Board believes that maintaining the status quo is not in the best interests of the Company and rejected this alternative at this time.

Effects of the Transaction

Effects of the Transaction on Our Stockholders.  Based on information available to us, we estimate that the Transaction will reduce the number of issued and outstanding shares of our common stock from 73,910,334 (the number issued and outstanding as of October 28, 2020) to approximately 7,390,500.  Furthermore, we estimate that the Transaction will reduce the total number of record holders of our common stock from approximately 386 to approximately 103.  The reduction in the number of our record stockholders below 300 will enable us to deregister our common stock under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder, which will substantially reduce the information required to be furnished by us to the public.  Each stockholder will hold approximately the same percentage of our outstanding shares of common stock immediately following the Reverse Stock Split as that stockholder held immediately prior to the Reverse Stock Split, except to the extent that the Reverse Stock Split results in stockholders receiving cash in lieu of fractional shares.

We intend to deregister our common stock and suspend our filing of periodic reports and other information with the SEC as soon as practicable following the completion of the Transaction.  See “Special Factors—Purpose of the Transaction.” However, our Board reserves the right, in its sole discretion, to abandon, postpone, or modify the Transaction prior to the effective date of the Reverse Stock Split if it determines that doing so is in our best interests.  See “Special Factors—Reservation” beginning on page 15.

No fractional shares of common stock will be issued as a result of the Reverse Stock Split.  In lieu of issuing any fractional shares otherwise issuable to stockholders as a result of the Reverse Stock Split, we will make the Cash Payment of $0.70 per pre-split share, which represents a premium of approximately 70% over the 20-day VWAP (volume weighted average price) of the common stock on the OTCQX beginning on October 9, 2020 and ending on October 28, 2020, with respect to which a fractional share was to be issued to such stockholders.  When the Transaction is consummated, stockholders owning fewer than 10 pre-split shares of common stock will no longer have any equity interest in the Company and their pre-split shares will be converted into the right to receive the Cash Payment.  In addition, stockholders entitled to both whole and fractional shares as a result of the Reverse Stock Split will receive the Cash Payment in lieu of any fractional shares.  As soon as practicable after the effective date of the Reverse Stock Split, we will send these stockholders a letter of transmittal with instructions as to how such stockholders will be paid the Cash Payment. The letter of transmittal will include instructions on how to surrender stock certificates to our exchange agent.

If your shares of our common stock are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares of our common stock held in “street name” with respect to those shares.  Your broker or other nominee is considered, with respect to those shares, the stockholder of record.  Although the Transaction is designed to reduce the number of stockholders of record, we intend to treat stockholders holding our common stock in “street name” through a broker or other nominee in the same manner as stockholders whose shares are registered in their names for purposes of the Transaction.  Banks, brokers or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding shares in “street name”; however, these nominees may have different administrative procedures with respect to how they communicate with beneficial owners, and stockholders owning shares of our common stock in “street name” should contact their nominee(s).

The affiliated and unaffiliated stockholders of the Company, other than the Discontinued Stockholders, will benefit from the Company’s future use of any available net operating loss carryforwards. However, the Company has historically had substantial net operating loss carryforwards that have remained unused and the Company is uncertain whether it will be able to utilize any net operating loss carryforwards in the foreseeable future. Furthermore, the Company had no post-bankruptcy net operating loss carryforwards as of December 31, 2019, so there is no expected benefit from current net operating loss carryforwards.

Effects of the Transaction on Our Affiliates.  Following the completion of the Transaction, our officers and directors will no longer be subject to the reporting requirements of Section 16 of the Exchange Act or be subject to the short-swing profit recapture provisions thereunder.  The Company’s ownership has been and currently is concentrated among a small group of institutional investors and/or hedge funds and the Company’s directors and management team.  Each stockholder will hold approximately the same percentage of the outstanding shares of common stock immediately following the Reverse Stock Split as that stockholder held immediately prior to the Reverse Stock Split, except to the limited extent that the Reverse Stock Split results in stockholders receiving cash in lieu of fractional shares.  Certain directors, their affiliates, and/or any other concentrated ownership interests will continue to have the voting power to substantially affect or control the outcome of matters requiring a stockholder vote, including the election of directors and the approval of significant corporate matters.  The beneficial ownership percentage and the reduction in the number of shares outstanding following the Transaction may increase or decrease depending on purchases, sales, and other transfers of shares of our common stock by our stockholders prior to the effective time of the Reverse Stock Split, and the number of post-split fractional shares that are eliminated in exchange for the Cash Payment in the Transaction.

Potential Disadvantages of the Transaction to Stockholders.  While we believe that the Transaction will result in the benefits described above, several potential disadvantages should also be noted:

•                              the Transaction will require certain stockholders to involuntarily surrender their shares of our common stock in exchange for cash, rather than choosing their own time and price for disposing of their shares of our common stock;

•                              after the Transaction, we will deregister our common stock under the Exchange Act and our duty to file periodic reports and other information with the SEC will be suspended and, therefore, we will no longer be subject to the reporting requirements under the Exchange Act, such as periodic filings of financial statements and proxy or information statement disclosures in connection with stockholder meetings;

•                              the reporting and short-swing profit recapture provisions of Section 16 of the Exchange Act will no longer apply to our executive officers and directors; and

•                              Discontinued Stockholders will, after giving effect to the Transaction, no longer have any equity interest in the Company.

Financial Effects of the Transaction.  Completion of the Transaction will require us to spend approximately $167,000, which includes legal, financial and other fees and costs related to the Transaction.  This estimate does not include the cost of the aggregate Cash Payment to stockholders, which we estimate will be approximately $1,000.  These costs will be offset by the Public Company Costs we believe will be eliminated by the Transaction, which we estimate to be approximately $900,000 per year or more. The affiliated and unaffiliated stockholders of the Company will be able to enjoy the benefit of such cost savings, other than the Discontinued Stockholders who will not share the benefit of such cost savings.

Trading Market for Our Common Stock.  Currently, our common stock is quoted on the Best Market tier of the OTC Markets Group, Inc. (the “OTC Markets”) under the symbol “CTAM.” The OTC Markets is a listing service, formerly known as the Pink Sheets, that offers financial and other information about issuers of securities, and collects and publishes quotes of market makers for over-the-counter securities.  Following the Reverse Stock Split, our common stock will no longer be quoted on the OTCQX.  However, our common stock may be eligible for continued quotation on the OTC Pink tier of the OTC Markets. OTC Pink is the baseline tier of the OTC Markets and has no financial standards or reporting requirements, and companies in this tier choose the level of information they provide to investors and may have current, limited, or no public disclosure. However, OTC Pink is not a stock exchange, and we do not have the ability to control whether our shares are quoted on OTC Pink. Trading opportunities in OTC Pink will be dependent upon whether any broker-dealers commit to continue making a market for our common stock. Accordingly, we cannot guarantee that our common stock will continue to be quoted on OTC Pink. In addition, any prices at which our shares are quoted on the OTC Pink, if at all, may be more or less than the current pre-Transaction price of our common stock. In addition, the spread between the bid and asked prices of our common stock on the OTC Pink may be wider than before the Transaction and the liquidity of our shares may be lower. We give no assurance that there will be any OTC Pink quotations after the Transaction or that, if such quotations continue, they will continue for any length of time.

Fairness of the Transaction

The Board established the Special Committee and delegated to it the authority to evaluate, determine and approve the terms of and conditions of the Transaction, present its conclusion and make a recommendation to the Board, after which the Board could determine whether to adopt the Special Committee’s conclusion or undertake its own evaluation. The Special Committee fully reviewed and considered the terms, purpose, alternatives and effects of the Transaction and has determined  that the Transaction is advisable and in the best interests of the Company and is substantively and procedurally fair to the affiliated and unaffiliated stockholders of the Company, including our unaffiliated Discontinued Stockholders who will no longer have any equity interest in the Company as a result of the Transaction, and recommended to the Board that it approve the Transaction.

The Board has fully reviewed and considered the terms, purpose, alternatives and effects of the Transaction, together with the analysis of the Special Committee described in this section “—Fairness of the Transaction”, and has unanimously adopted the determination and recommendation of the Special Committee regarding the fairness of the Transaction.

Fairness of the Substance of the Transaction.  In determining the fairness of the Transaction, the Board and the Special Committee considered the factors discussed below, among others, in addition to the alternative transactions discussed in “Special Factors—Background of the Transaction.” In light of these factors, the Board and the Special Committee believe that the Transaction is substantively fair to the Company’s unaffiliated stockholders, including our unaffiliated Discontinued Stockholders who will no longer have any equity interest in the Company as a result of the Transaction.  Neither the Board nor the Special Committee assigned assign specific weight to the factors set forth below in a formulaic fashion.  Because our common stock has only traded sporadically, the Board and the Special Committee did not consider whether the Cash Payment constitutes fair value in relation to current market prices or historical market prices. However, the Board and the Special Committee did place special emphasis on the significant cost and time savings expected to be realized from the deregistration of our common stock under the Exchange Act and the suspension of our duty to file periodic reports and other information with the SEC thereunder.

Neither the Special Committee nor the Board calculated a specific going concern value for the Company in reaching its determination as to the fairness of the Transaction. The Special Committee and the Board consider the Company to be a viable going concern business and the historical market prices of our common stock to generally be an indication of its going concern value. Neither the Special Committee nor the Board considered the liquidation value of Company's assets because each considers the Company to be a viable going-concern business where value is derived from cash flows generated from its continuing operations. In addition, the Special Committee and the Board believe that the value of the Company's assets that might be realized in a liquidation would be significantly less than its going-concern value.  Neither the Special Committee nor the Board considered any purchase prices paid in previous purchases of shares by the Company as there were no such purchases during the past two years. Neither the Special Committee nor the Board considered the Company's net book value, which is defined as total assets minus total liabilities, attributable to the Company's stockholders, as a factor. The Special Committee and the Board believe that net book value is not a material indicator of the value of the Company as a going concern as it does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with larger companies in the same industry.  The Company's net book value per share as of October 31, 2020 was US$($0.13) (based on the weighted average number of issued and outstanding shares for the three months ended October 31, 2020 ).  The Company is not aware of any firm offers made by any unaffiliated person, other than the filing persons, during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice-versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company's securities that would enable the holder to exercise control of the Company.

Significant Cost and Time Savings.  By deregistering our common stock and suspending our duty to file periodic reports with the SEC, we expect to realize recurring annual cost savings of approximately $900,000 or more, which represents our Public Company Costs relating to the significant direct and indirect costs the Company incurs in complying with its periodic reporting and other obligations under the Exchange Act, including time spent by our management to prepare and review our reports required to be filed with the SEC.  In addition, the Board and the Special Committee have determined that the Public Company Costs, currently and in the foreseeable future, will continue to outweigh the Public Company Benefits and, thus, it is no longer in the best interests of the Company for the Company to remain a public reporting company.  See the “Special Factors—Purpose of the Transaction,” “Special Factors—Reasons for the Transaction” and “Other Matters Related to the Transaction—Potential Conflicts of Interest.” The affiliated and unaffiliated stockholders of the Company will be able to enjoy the benefit of such cost savings, other than the Discontinued Stockholders who will not share the benefit of such cost savings.

Opportunity to Liquidate Common Stock.  Another factor considered by the Board and the Special Committee in determining the fairness of the Transaction to holders of our common stock is the opportunity the Company’s stockholders have to liquidate their Company holdings.  Any stockholder holding fewer than 10 shares of our common stock at the effective time of the Reverse Stock Split and any other stockholder entitled to fractional shares as a result of the Reverse Stock Split will receive, in lieu of receiving a fractional post-split share of our common stock, the Cash Payment without paying any brokerage fees or commissions.  The Board and the Special Committee did not quantify the consideration of any such applicable brokerage fees and commissions since such fees, if any, vary significantly depending upon the method used to acquire or dispose of shares.  However, based on the substantial number of holders with less than 10 shares of our common stock and the current trading price of the stock, the ability of any small stockholder to liquidate his,her or its holdings may be rendered uneconomical by payment of a brokerage fee or commission.  See “Special Factors—Reasons for the Transaction” and “Special Factors—Structure of the Transaction.”

Liquidity of Our Common Stock.  The Board and the Special Committee considered the lack of an active trading market for our common stock, the lack of any market analyst coverage of the Company and our inability to access the public capital markets as indications that our stockholders are not receiving the typical Public Company Benefits.  The Board and the Special Committee determined that the lack of liquidity of our common stock was an additional indication of the fairness of the Transaction to the Discontinued Stockholders.  See “Special Factors—Reasons for the Transaction” beginning on page 7.

Equal Treatment of Affiliated and Unaffiliated Holders of Our Common Stock. The Transaction will not affect holders of our common stock differently on the basis of affiliate status. The sole determining factor in whether a stockholder will exclusively receive the Cash Payment (and become a Discontinued Stockholder) or will continue as a holder of our common stock as a result of the Transaction is the number of shares of our common stock held by the stockholder as of the effective date of the Reverse Stock Split.

Immaterial Effect on Voting Power.  The Transaction will have an immaterial effect on the voting power of the Company’s stockholders.  The shares of our common stock are the only voting shares of the Company and will continue to be the only voting shares after the Transaction.  The voting and other rights of our common stock will not be affected by the Transaction.  The only effect of the Transaction on the Company’s voting power will be an immaterial change in the overall ownership percentage of stockholders owning more than 10 shares of our common stock following the Transaction. The Company’s ownership is concentrated among a small group of institutional investors and/or hedge funds and the Company’s directors and management team.  Following the Transaction, we expect certain directors, their affiliates, and/or any other concentrated ownership interests to continue to have the voting power to substantially affect or control the outcome of matters requiring a stockholder vote, including the election of directors and the approval of significant corporate matters.

No Material Change in Ownership Percentage of Executive Officers, Directors and 5% Stockholders. Since only an estimated 1,450 out of 73,910,334 outstanding shares of our common stock (on a pre-Reverse Stock Split basis) will be eliminated as a result of the Transaction, the percentage ownership of the stockholders who will continue as holders of our common stock following the Transaction will be approximately the same as it was prior to the Transaction. Upon the effectiveness of the Transaction, we estimate that there will be no material change to the percentage of our common stock held by our directors, executive officers and 5% stockholders as a result of the Transaction.  See “Special Factors - Effects of the Transaction - Effects of the Transaction on Our Affiliates.”

The Board and the Special Committee also considered the following possible disadvantages of effecting the Transaction:

Reduction of Market for Our Common Stock. After the completion of the Transaction and the deregistration of our common stock and suspension of our duty to file periodic reports and other information with the SEC, our common stock will not be eligible for quotation on the OTCQX, and our stockholders may experience reduced liquidity for their shares of our common stock, even if our common stock is quoted on the OTC Pink. See “Special Factors - Effects of the Transaction - Potential Disadvantages of the Transaction to Stockholders” beginning on page 9 for more information.

Possible Decline in Price of Our Common Stock. After the completion of the Transaction, our stockholders may experience reduced liquidity for their shares of our common stock. This reduced liquidity may adversely affect the market price of our common stock.  The Company may also experience a reduction in the value of the Company’s common stock to use in connection with employee compensation and incentive arrangements.  See “Special Factors - Effects of the Transaction - Potential Disadvantages of the Transaction to Stockholders” beginning on page 9 and “Termination of Publicly Available Information About the Company” immediately below.

Termination of Publicly Available Information About the Company.  After the deregistration of our common stock and suspension of our duty to file periodic reports and other information with the SEC, information regarding the Company (including financial results) that is currently available to the general public and our stockholders will no longer be readily available (subject in all respects to a continuing stockholder’s right, if any, to certain information regarding the Company under Maryland law).  The lack of publicly available information about the Company could result in a reduction of the profile of the Company with key stakeholders such as lenders, vendors, customers, investors, and employees.  The Board and the Special Committee believe that the overall benefits to the Company of no longer being a public reporting company substantially outweigh the disadvantages associated with a lack of publicly available information about the Company.  See “Special Factors—Effects of the Transaction—Potential Disadvantages of the Transaction to Stockholders” beginning on page 9.

Sarbanes-Oxley Act and Other Reporting and Disclosure Provisions Will No Longer Apply to the Company. After the completion of the Transaction and the deregistration of our common stock and suspension of our duty to file periodic reporting and other information with the SEC, we will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act that apply to public companies, including the requirement that the chief executive officer and the chief financial officer certify the accuracy of the financial statements contained in our Exchange Act filings. In addition, our officers, directors and 10% or greater stockholders will no longer be subject to the short-swing profit recapture provisions and reporting requirements of Section 16 of the Exchange Act. See “Special Factors - Effects of the Transaction - Potential Disadvantages of the Transaction to Stockholders” beginning on page 9.

The Company Will No Longer Have the Potential Benefits Normally Associated with Public Reporting Company Status.  Another potential disadvantage of the Transaction is that we will no longer have the Public Company Benefits, such as better access to the public capital markets for issuances of securities.  We would still have access to public capital markets, but if we were to conduct a public offering of our securities, we would have to again become a reporting company, and the expenses that we are seeking to eliminate would then be reinstated.  The Board and the Special Committee believe that the annual cost savings from ceasing to be a public reporting company outweigh the drawbacks of losing more ready access to the public capital markets at this time.

Although potentially relevant to a determination of fairness of the Transaction, the factors listed below, for the reasons given, were determined by the Board and the Special Committee to not be applicable to the Company and were not considered or were not given any weight by the Board and the Special Committee.

Purchase Price Paid for Repurchases of Our Common Stock.  We have not repurchased shares of our common stock during the last two years and, therefore, the Board and the Special Committee could not consider any such repurchases as the basis for fairness.

The Board and the Special Committee believe that all of the factors mentioned above, both favorable and unfavorable, when viewed together, support a conclusion that the Transaction is substantively fair to all of the Company stockholders, including the unaffiliated Discontinued Stockholders that will no longer have any equity interest in the Company as a result of the Transaction.  The Board and the Special Committee set the Cash Payment at $0.70 per pre-split share of common stock with respect to which a fractional share would be issued, which represents a premium of approximately 70% over the 20-day VWAP (volume weighted average price) of the common stock on the OTCQX beginning on October 9, 2020 and ending on October 28, 2020.

Procedural Fairness of the Transaction.  In addition to the fairness of the substance of the Transaction, the Board and the Special Committee believe that the process by which decisions were made regarding the Transaction is fair to the Company’s unaffiliated stockholders, including the Discontinued Stockholders who will no longer have any equity interest in the Company as a result of the Transaction.

The Transaction was unanimously recommended for approval by the Special Committee.

The Special Committee noted that shareholders can purchase, subject to availability, prior to the effective date of the Reverse Stock Split, such additional shares of our common shares through the market in order to make their holdings of our common shares exceed 10 shares, thereby avoiding the result of fractional shares from the Reverse Stock Split.

The Special Committee has not granted unaffiliated shareholders access to our corporate files nor has it extended the right to retain counsel or appraisal services at our expense and no one has retained any unaffiliated representative to act solely on behalf of unaffiliated shareholders for any purpose. With respect to unaffiliated shareholders’ access to our corporate files, the Special Committee believes that this Disclosure Statement, together with our other filings with the SEC, provide adequate information for unaffiliated shareholders. In deciding not to adopt these additional procedures, the Special Committee also took into account factors such as our size and financial capacity and the costs of such procedures.

The Special Committee consulted its financial advisors regarding the Transaction, but did not receive any report, opinion or appraisal from an outside party as to the value of our common stock or the fairness of the Transaction to unaffiliated Discontinued Stockholders who will no longer have any equity interest in the Company as a result of the Transaction.

Structure of the Transaction

The Transaction consists of a Reverse Stock Split with a cash payment in lieu of receipt of a fractional share by stockholders.  The Reverse Stock Split is expected to occur no earlier than the twentieth day following the mailing of the Disclosure Statement to stockholders when the Articles of Amendment effecting the Reverse Stock Split are filed with, and accepted for record by, the SDAT.  On the effective date of the Reverse Stock Split, each stockholder of record will receive one share of common stock for every 10 pre-split shares of common stock held in his or her account as of such date.  Any stockholder of record who would otherwise receive a fractional share of stock, including any stockholder that holds fewer than 10 pre-split shares of common stock in his or her account at the time of the Reverse Stock Split will receive a Cash Payment of $0.70 per pre-split share, which represents a premium of approximately 70% over the 20-day VWAP (volume weighted average price) of the common stock on the OTCQX beginning on October 9, 2020 and ending on October 28, 2020.  Accordingly, stockholders owning fewer than 10 pre-split shares of common stock will no longer be a stockholder of the Company after the Transaction.

We intend to treat stockholders holding our common stock in “street name” through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are held of record in their own names.  Banks, brokers or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding shares in “street name”; however, these nominees may have different procedures and stockholders holding shares in “street name” should contact their nominees.

In general, the Transaction can be illustrated by the following examples:

Example 1.  A stockholder holds one share of our common stock in his account before the effective date of the Reverse Stock Split.  Instead of receiving a fractional share of our common stock immediately after the Reverse Stock Split, the stockholder will have only the right to receive the Cash Payment due to such stockholder.  The stockholder would receive $0.70 ($0.70 x 1 share).

Example 2.  A stockholder holds 9 shares of our common stock in “street name” in a brokerage account as of the effective date of the Reverse Stock Split.  We intend to treat stockholders holding our common stock in “street name” through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are registered in their names as a record holder.  If this occurs, the stockholder holding 9 pre-split shares of our common stock in “street name” will receive, through the stockholder’s broker, a cash payment in the amount of $6.30 ($0.70 x 9 shares).  Banks, brokers or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding shares in “street name”; however, these nominees may have a different procedure and stockholders holding shares of our common stock in “street name” should contact their nominee(s).

Example 3.  A stockholder owns 1,000 shares of our common stock as of the effective date of the Reverse Stock Split.  Such stockholder will own 100 shares of common stock after giving effect to the Reverse Stock Split.  No fractional shares result from the Reverse Stock Split for the stockholder, so the stockholder would not receive a cash payment.

Example 4.  A stockholder holds 1,009 shares of our common stock in his account before the effective date of the Reverse Stock Split.  Such stockholder will own 100 shares of common stock after giving effect to the Reverse Stock Split and, instead of receiving a fractional share of our common stock immediately after the Reverse Stock Split, the stockholder will have the right to receive the Cash Payment due to such stockholder for 9 pre-split shares.  In addition to 100 shares of post-split common stock, the stockholder would receive $6.30 ($0.70 x 9 shares).

Reservation

Although, acting upon the recommendation of the Special Committee, our Board has unanimously approved the Transaction and subsequent termination of registration of our common stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder, our Board reserves the right to abandon, postpone, or modify the Transaction and such termination and suspension at any time before they are consummated for any reason.  A number of factors or circumstances could cause our Board to abandon, postpone, or modify the Transaction and such deregistration and suspension, including, without limitation, the following:

•                              If, immediately prior to the Transaction, our Board does not believe that the Transaction will sufficiently reduce the number of record holders of our common stock to a level that reasonably assures us that the Company would not be required under the Exchange Act to revert to a public reporting company in the foreseeable future after the Transaction is completed, then our Board may elect to abandon, postpone, or modify the Transaction.

•                              Even if the aggregate cash payments to stockholders necessary to complete the Transaction are within the budgetary guideline set by our Board, our Board may elect to abandon, postpone, or modify the Transaction if the then economic conditions or the financial condition of the Company, or their outlook, are such that, in the judgment of our Board, it is no longer in the Company’s best interests to use its cash resources to effect the Transaction.

•                              If the Company has insufficient cash necessary to complete the Transaction, then our Board may elect to abandon, postpone, or modify the Transaction.

•                              If our Board determines that it is in the best interests of the Company for the Company to enter into a strategic transaction with an interested party, then our Board may elect to abandon, postpone, or modify the Transaction.

•                              If for any other reason, our Board determines that the Transaction is no longer in the best interests of the Company, then our Board may elect to abandon, postpone, or modify the Transaction.

If our Board decides to abandon, postpone, or modify the Transaction, the Company will notify the stockholders of such decision promptly in accordance with applicable rules and regulations.

OTHER MATTERS RELATED TO THE TRANSACTION

Potential Conflicts of Interest

Our directors and executive officers may have interests in the Transaction that are different from other unaffiliated stockholders’ interests, and have relationships that may present conflicts of interest.  By deregistering our common stock under the Exchange Act and suspending our duty to file periodic reports with the SEC thereunder, subsequent to the consummation of the Transaction, directors and officers will no longer be subject to Section 16 or Section 13 of the Exchange Act with respect to reporting requirements and short swing-profits recapture provisions.

The Company’s ownership is concentrated among a small group of institutional investors and/or hedge funds and the Company’s directors and management team.  Following the Transaction, we expect certain directors, their affiliates, and/or any other concentrated ownership interests to continue to have the voting power to substantially affect or control the outcome of matters requiring a stockholder vote, including the election of directors and the approval of significant corporate matters.

Upon the effectiveness of the Transaction, the aggregate number of shares of our common stock owned by our directors, executive officers, 5% stockholders and their affiliates will not materially change as a result of the reduction of the number of shares of our common stock outstanding by an estimated 1,450 shares (on a pre-Reverse Stock Split basis).

No Stockholder Approval Required

Acting upon the recommendation of the Special Committee, our Board has unanimously approved the Reverse Stock Split and no vote of the Company’s stockholders is required to effectuate the Reverse Stock Split.  Pursuant to MGCL Section 2-309(e), the Board may amend our charter, with the approval of a majority of the Board and without stockholder action, to effect a reverse stock split that results in a combination of shares of stock at a ratio of not more than 10 shares of stock into 1 share of stock in any 12-month period.  Therefore, MGCL Section 2-309(e) authorizes the Company to consummate the Reverse Stock Split without a vote of the stockholders.

No Dissenter’s or Appraisal Rights

As permitted by Maryland law, our charter generally eliminates appraisal (or dissenter’s) rights for all stockholders.  Therefore, the Company’s stockholders will not be entitled to dissenter’s or appraisal rights in connection with the Reverse Stock Split.

Certain Material U.S. Federal Income Tax Consequences

Summarized below are certain material U.S. federal income tax consequences to our stockholders resulting from the Transaction. This summary is based upon U.S. federal income tax law, as currently in effect, which is subject to differing interpretations or change, possibly on a retroactive basis. This summary addresses only a beneficial owner of our stock that is a United States person as defined in the Internal Revenue Code of 1986, as amended (the “Code”), and holds their shares of common stock as capital assets.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of its individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, estate tax, the Medicare tax on net investment income, or stockholders subject to special rules, such as persons who received their common stock as compensation or tax-exempt stockholders (including an individual retirement account or IRA). This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that is a stockholder should consult its own tax advisor regarding the tax consequences of the Transaction.

We will not apply for any ruling from the Internal Revenue Service (“IRS”), nor will we receive an opinion of counsel, with respect to any of the tax consequences of the Transaction.

This discussion is for general information only and is not tax advice. Accordingly, stockholders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the Transaction to them.

Stockholders Who Do Not Receive a Cash Payment for Fractional Shares.  A stockholder that does not receive the Cash Payment as a result of the Transaction, but continues to hold our common stock directly immediately after the Transaction, generally will not recognize any gain or loss for U.S. federal income tax purposes. The aggregate adjusted tax basis of the shares held by such stockholder immediately after the Transaction generally will equal the aggregate adjusted tax basis of the shares held immediately prior to the Transaction, and the holding period of the shares will generally be the same as immediately prior to the Transaction.

Stockholders Whose Entire Interest in our Common Stock, Both Directly and Indirectly, is Terminated.  A stockholder that receives the Cash Payment for a fractional share of our common stock as a result of the Transaction and does not continue to hold our shares directly, or indirectly by virtue of certain constructive ownership rules, immediately after the Transaction, generally will recognize capital gain or loss, for U.S. federal income tax purposes, equal to the difference between the cash received for the fractional share and the adjusted tax basis in such share.

Stockholders Whose Entire Interest in our Common Stock, Directly or Indirectly, is Not Terminated.  A stockholder that receives the Cash Payment for a fractional share as a result of the Transaction, but who continues to hold our shares directly immediately after the Transaction or is treated as a person who continues to hold our shares immediately after the Transaction by virtue of certain constructive ownership rules, generally will recognize capital gain or loss in the same manner as set forth in the previous paragraph, so long as the receipt of cash either (1) is “not essentially equivalent to a dividend,” or (2) constitutes a “substantially disproportionate redemption of stock.” The receipt of cash is “not essentially equivalent to a dividend” if there is a reduction in the stockholder’s proportionate interest in us resulting from the Transaction (taking into account for this purpose the shares deemed owned by the stockholder under certain constructive ownership rules), and such reduction is considered a “meaningful reduction” given the stockholder’s particular facts and circumstances. The IRS has ruled that a small reduction by a minority stockholder whose relative share interest is minimal and who exercises no control over the affairs of the corporation will generally satisfy this test. The receipt of a cash payment in the Transaction generally will be a “substantially disproportionate redemption of stock” if (1) immediately after the Transaction, the stockholder owns or is deemed to own (under certain constructive ownership rules) less than 50% of the total combined voting power of all classes of our shares entitled to vote, and (2) the percentage of our voting shares owned or deemed owned (under certain constructive ownership rules) by the stockholder immediately after the Transaction is less than 80% of the percentage of shares of voting stock owned or deemed owned by the stockholder immediately before the Transaction.

If the receipt of the Cash Payment in exchange for a fractional share is not treated as resulting in a capital gain or loss under any of the above tests, such payment generally will constitute a distribution that will be treated first as dividend income to the extent paid out of our current or accumulated earnings and profits, and then as a tax-free return of capital to the extent of the stockholder’s adjusted tax basis in our common stock, with any remaining amount being treated as capital gain.

Capital gain or loss recognized in connection with the Transaction will be long-term if the stockholder’s holding period with respect to the fractional share surrendered is more than one year at the time of the Transaction. Capital gain or loss will be calculated separately with respect to each block of shares (that is, shares acquired at the same price per share in a single transaction) exchanged in the Transaction. The deductibility of capital losses is subject to various limitations. In the case of a non-corporate stockholder, long-term capital gain and dividend income should generally be subject to U.S. federal income tax at more favorable rates than short-term capital gain or ordinary income.

Information Reporting and Backup Withholding.  A stockholder (other than an exempt recipient) that receives the Cash Payment generally will be subject to information reporting with respect to the Cash Payment. Furthermore, backup withholding (currently at a rate of 24%) may apply to such amount unless the stockholder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed and executed IRS Form W-9). Any amounts withheld under the backup withholding rules generally will be allowed as a credit against the stockholder’s U.S. federal income tax liability and may entitle the stockholder to a refund, provided that the required information is timely furnished to the IRS.

Source and Amount of Funds

Based on estimates of the record ownership of our common stock, the number of shares of our common stock outstanding and other information as of October 28, 2020, and assuming that approximately 73,910,334 pre-split shares of our common stock are combined in the Reverse Stock Split, the Company estimates that the total funds required to consummate the Transaction will be approximately $168,000.  Approximately $1,000 of this amount will be used to pay the consideration to stockholders entitled to receive the Cash Payment for their fractional shares in the Reverse Stock Split and approximately $167,000 will be used to pay the costs of the Transaction, estimated as follows:

SEC Filing Fees	$1
Legal & Accounting Fees	$129,999
Printing and Mailing Costs	$15,000
Transfer and Exchange Agent fees	$21,000

Final costs of the Transaction may be more or less than the estimates shown above.  The Company expects to pay the costs of the Transaction, including the amounts to be paid to stockholders receiving the Cash Payment.

COMPANY INFORMATION

The Company

The Company is a global distributor of specialty metals and supply chain services, principally serving the producer durable equipment, commercial and military aircraft, heavy equipment, industrial goods, and construction equipment sectors of the global economy. The Company’s customer base includes many Fortune 500 companies as well as thousands of medium- and smaller-sized firms spread across a variety of industries. The Company specializes in the distribution of alloy and stainless steels; nickel alloys; aluminum and carbon, with a particular focus is placed on the aerospace and defense, power generation, mining, heavy industrial equipment, and general manufacturing industries, as well as general engineering applications.

The Company’s corporate headquarters is located in Oak Brook, Illinois. As of September 30, 2020, the Company operates out of 20 service centers located throughout North America (15), Europe (2) and Asia (3). The Company’s service centers hold inventory and process and distribute products to both local and export markets.

Company Securities

Our common stock is presently quoted on the Best Market tier of the OTCQX under the symbol “CTAM”.

As of October 28, 2020, there were approximately 386 stockholders of record of our common stock, which excludes stockholders whose shares were held in nominee or street name by brokers.

Payment of cash dividends and repurchase of common stock are currently limited due to restrictions contained in the Company’s debt agreements. No cash dividends were declared or paid on the Company’s common stock to date in 2020, or in 2019 or 2018. We may consider paying cash dividends on the Company common stock at some point in the future, subject to the limitations described above. Any future payment of cash dividends, if any, is at the discretion of the Board and will depend on the Company’s earnings, capital requirements and financial condition, restrictions under the Company’s debt instruments, applicable law, and such other factors as the Board may consider.

Security Ownership of Certain Beneficial Owners and Management

Directors and Management

The following table sets forth the number of shares and percentage of the Company’s common stock that was owned beneficially as of October 28, 2020, by each of the Company’s directors, and each current member of Executive Management, and by all directors, and executive management as a group, with each person having sole voting and dispositive power except as indicated:

Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Common Stock(1)
Directors and Director Nominees
Jeffrey A. Brodsky	22,910	*
Jonathan Mellin	163,768	*	(2)
Steven Scheinkman	971,976	1.3	%(3)
Jonathan Segal	0	*
Michael Sheehan	24,576	*
Parker Tornell	0	0.0%
Management
Marec Edgar, Director, President & Chief Executive Officer	513,864	*	(4)
Patrick Anderson, Executive Vice President, Finance & Administration	513,938	*	(4)
All directors, director nominees and executive officers as a group (9 persons)	2,211,032	3.0%	(5)

*      Percentage of shares owned equals less than 1%.

(1)   Based on 73,910,334 shares of common stock issued and outstanding as of October 28, 2020.

(2)   Represents 163,768 shares held by Mr. Mellin individually. Excludes 11,022,286 shares Mr. Mellin may be deemed to beneficially own in his capacity as trustee, officer or general partner of certain trusts and other entities established for the benefit of members of the SGF, LLC and its affiliates. Also excludes 32,951,964 shares of common stock, which may be acquired by SGF, LLC upon conversion of the Company’s 3.00% / 5.00% Convertible Senior Secured Paid-in-Kind Toggle Notes due 2024 (the “2024 Notes”), because the mode of payment is determined in the sole discretion of the Company and the beneficial owner’s right to obtain shares is therefore subject to a material contingency beyond his control.

(3)   Excludes 1,111,573 shares of common stock that may be acquired upon conversion of the 2024 Notes, because the mode of payment is determined in the sole discretion of the Company and the beneficial owner’s right to obtain shares is therefore subject to a material contingency beyond his control.

(4)   Excludes 587,543 shares of common stock that may be acquired upon conversion of the 2024 Notes, because the mode of payment is determined in the sole discretion of the Company and the beneficial owner’s right to obtain shares is therefore subject to a material contingency beyond his control.

(5)   Excludes 2,286,659 shares of common stock that may be acquired upon conversion of the 2024 Notes, because the mode of payment is determined in the sole discretion of the Company and each beneficial owner’s right to obtain shares is therefore subject to a material contingency beyond such beneficial owner’s control.

Principal Stockholders

The only persons who held of record or, to the Company’s knowledge (based on the review of Schedules 13D, 13F and 13G, and amendments thereto), owned beneficially more than 5% of the outstanding shares of the Company’s common stock as of October 28, 2020, are set forth below, with each person having sole voting and dispositive power except as indicated:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned		Percentage of Outstanding Common Stock (1)
Highbridge Capital Management, LLC/ Highbridge MSF International Ltd./ Highbridge Tactical Credit Master Fund, L.P. 277 Park Avenue, 23rd Floor New York, New York 10172	23,028,848	(2)(7)	31.2%
Whitebox Advisors LLC/Whitebox General Partner LLC/ Whitebox Multi-Strategy Partners, L.P./ Whitebox Asymmetric Partners, LLC/Whitebox Caja Blanca, LP/ Whitebox Credit Partners, L.P./Whitebox GT Fund, LP/ Pandora Select Partners, L.P./Whitebox Institutional Partners, L.P. 3033 Excelsior Boulevard, Suite 500 Minneapolis, Minnesota 55416	21,346,747	(3)(7)	28.9%
SGF, LLC/Jonathan B. Mellin 30 North LaSalle Street, Suite 1232 Chicago, Illinois 60602-2504	11,022,286	(4)(7)	15.1%

Corre Opportunities Qualified Master Fund, LP/ Corre Partners Advisors, LLC/Corre Partners Management, LLC/ John Barrett/Eric Soderlund 12 East 49th Street, 40th Floor New York, New York 10017	10,702,564	(5)(7)	14.5%
Wolverine Asset Management, LLC/Wolverine Holdings, L.P./ Wolverine Trading Partners, Inc./ Wolverine Flagship Fund Trade Limited/ Christopher L. Gust/Robert R. Bellick 175 W. Jackson, Suite 340 Chicago, IL 60064	3,757,145	(6)(7)	5.1%

(1)         Based on 73,910,334 shares of common stock issued and outstanding as of October 28, 2020.

(2)         Based on information provided by Highbridge Capital Management, LLC (“HCM”) on Schedule 13-D/A filed with the SEC on March 31, 2020, (i) HCM, the trading manager of Highbridge MSF International Ltd. (formerly known as 1992 MSF International Ltd.) and 1992 Tactical Credit Master Fund, L.P. (together, the “1992 Funds”), may be deemed the beneficial owner of, and has shared voting and dispositive power with respect to, the 23,028,848 shares held by the 1992 Funds; and (ii) Highbridge MSF International Ltd. may be deemed the beneficial owner of, and has shared voting and dispositive power with respect to, the 18,715,636 of the shares beneficially owned by the 1992 Funds.

(3)         Based on information provided by Whitebox Advisors LLC (“Whitebox Advisors”) on Schedule 13-D/A filed with the SEC on April 1, 2020, (i) Whitebox Advisors, as the investment manager of the Private Funds (as defined below), may be deemed the beneficial owner of, and has shared voting and dispositive power with respect to, the 21,346,747 shares held by the Private Funds; (ii) Whitebox General Partner LLC (“Whitebox GP”), as the general partner of the Private Funds, may be deemed the beneficial owner of, and has shared voting and dispositive power with respect to, 20,610,221 of the shares held by the Private Funds; (iii) Whitebox Multi-Strategy Partners, L.P. (“WMP”) may be deemed the beneficial owner of, and has shared voting and dispositive power with respect to, the 10,613,180 shares held by WMP; and (iv) Whitebox Asymmetric Partners, LP (“WAP”) may be deemed the beneficial owner of, and has shared voting and dispositive power with respect to, the 5,859,882 shares held by WAP.  Shares are directly owned by WMP, WAP, Pandora Select Partners, L.P., Whitebox Credit Partners, L.P., Whitebox GT Fund, LP, Whitebox Institutional Partners, L.P., Whitebox Multi-Strategy Partners, L.P. and Whitebox Caja Blanca Fund, L.P. (together, the “Private Funds”).

(4)         Based on information provided by SGF, LLC (“SGF”) on Schedule 13-D/A filed with the SEC on October 21, 2020, (i) SGF may be deemed the beneficial owner of, and has sole voting and dispositive power with respect to, the 11,022,296 shares held by SGF; and (ii) Mr. Mellin, acting in various capacities with respect to, and deputized by, certain of the Simpson Estate Members (as defined below), may be deemed the beneficial owner of 11,186,054 of the shares held by the Simpson Estate Members, of which he holds sole voting power with respect to 11,186,054 shares, sole dispositive power with respect to 163,768 shares and shared dispositive power with respect to 11,022,286 shares. Shares are held by SGF and other entities on behalf of certain members of an extended family group and various trusts, estates and estate planning vehicles established by certain deceased and surviving family members (together, the “Simpson Estate Members”).

(5)         Based on information provided by Corre Partners Management, LLC (the “Corre Investment Advisor”) on Schedule 13-D/A filed with the SEC on March 31, 2020, (i) Corre Opportunities Qualified Master Fund, LP (“Qualified Master Fund”), (ii) Corre Partners Advisors, LLC (the “Corre GP”) as the general partner of Qualified Master Fund, (iii) Corre Investment Advisor with delegated investment authority over fund assets, (iv) Mr. Barrett as a managing member of Corre GP, and (v) Mr. Soderlund as a managing member of Corre GP, may each be deemed the beneficial owner of, and has shared voting and dispositive power with respect to, the 10,702,564 shares held by Qualified Master Fund.

(6)         Based on information provided by Wolverine Asset Management, LLC (“WAM”) on Schedule 13-D/A filed with the SEC on March 31, 2020, (i) Wolverine Flagship Fund Trade Limited (“Flagship”), (ii) WAM as the investment manager of Flagship, (iii) Wolverine Holdings, L.P. (“WH”) as the sole member and manager of WAM, (iv) Wolverine Trading Partners, Inc. (“WTP”) as the sole general partner of WH, (v) Mr. Gust as a controlling shareholder of WTP, and (vi) Mr. Bellick as a controlling shareholder of WTP, may each be deemed the beneficial owner of, and has shared voting and dispositive power with respect to, the 3,757,145 shares held by Flagship.

(7)         Excludes shares of common stock which may be acquired upon conversion of the 2024 Notes, because the mode of payment is determined in the sole discretion of the Company and the beneficial owner’s right to obtain shares is therefore subject to a material contingency beyond its control. Because of the relationship between the beneficial owner and the other stockholders of the Company party to the Stockholders Agreement, the beneficial owner may be deemed, pursuant to Rule 13d-3 under the Securities Act, to beneficially own a total of 72,340,487 shares of common stock, which represents the aggregate number of shares of common stock beneficially owned by the parties to the Stockholders Agreement.

Management

Information About Our Executive Officers

The following selected information for each of our current executive officers (as defined by regulations of the SEC) was prepared as of October 28, 2020.

Name and Title	Age	Business Experience
Marec E. Edgar President & Chief Executive Officer	44

Mr. Edgar was promoted to the position of President and Chief Executive Officer, and was appointed a member of the board of directors effective January 1, 2020. Mr. Edgar began his employment with the registrant in April 2014, as Vice President and General Counsel. In May 2015, he was appointed to the position of Executive Vice President, General Counsel, Secretary & Chief Administrative Officer. In November 2018, he was promoted to the position of President.

Patrick R. Anderson Executive Vice President, Finance & Administration	48

Mr. Anderson was appointed to the position of Executive Vice President, Finance & Administration in December 2018. He began his employment with the registrant in 2007 as Vice President, Corporate Controller and Chief Accounting Officer. In September 2014, he was appointed to the position of Interim Vice President, Chief Financial Officer and Treasurer, and in May 2015 was appointed to the position of Executive Vice President, Chief Financial Officer & Treasurer.

Edward M. Quinn Vice President, Controller & Chief Accounting Officer	48

Mr. Quinn began his employment with the registrant in December 2017 as Vice President, Controller and Chief Accounting Officer. Prior to joining the Company, Mr. Quinn served as Director, Transaction & Regulatory Advisory Services at SolomonEdwardsGroup LLC, a strategic consulting firm, from April 2015 to December 2017. Before that, Mr. Quinn served as a Senior Manager for Deloitte Financial Advisory Services from 2001 to 2015.

Jeremy T. Steele Senior Vice President, General Counsel & Secretary	48	Mr. Steele began his employment with the registrant in May 2019 as Senior Vice President, General Counsel and Secretary. Prior to joining the Company, Mr. Steele served as President of

Stenograph, LLC, a court reporting and captioning technology subsidiary of The Heico Companies, LLC, from 2017 to 2018. Before that, from 2011 to 2017, Mr. Steele served in increasing roles of responsibility in the Legal Department of The Heico Companies, LLC, a holding company of diversified industrial manufacturing and service companies, including General Counsel of Heico’s Pettibone Division and Heico’s Deputy General Counsel and Director of Corporate Compliance.

Mark D. Zundel Executive Vice President, Global Supply & Aerospace	47

Mr. Zundel was appointed Executive Vice President of Global Supply and Aerospace in November 2018. Mr. Zundel began his employment with the registrant in December 1995 as Vice President of Sales. In March 2009 he was appointed to Regional Commercial Manager, in April 2010 he was appointed to Director of Merchandising, in September 2013 he was appointed Director of Sourcing Commodity, in September 2015 he was appointed Vice President of Strategic Sourcing, and in June 2017, he was appointed to Senior Vice President of Commercial Sales.

Information About Our Directors

The following selected information for each of our current directors was prepared as of October 28, 2020.

Name and Title	Age	Business Experience
Jeffrey A. Brodsky Independent Director since 2017 Audit (Chair) and Governance Committees	62

Mr. Brodsky is a co-founder and Managing Director of Quest Turnaround Advisors, LLC where he provides advisory and interim management services to boards of directors, senior management and creditors of companies. Currently he is the Chief Financial Officer of MacAndrews & Forbes Incorporated and is a member of the Board of Directors. Previously, Mr. Brodsky led Quest’s role as Plan Administrator of Adelphia Communications Corporation (2007 — 2019) and as Liquidating Trust Manager of the ResCap Liquidating Trust (2013 — 2015). Previously, Mr. Brodsky has served in roles as a lead director, a non-executive chairman, or a director of various entities. Mr. Brodsky’s individual qualifications and skills as a director include his extensive experience in financing, mergers, acquisitions, investments, strategic transactions, and turnaround/performance management. Mr. Brodsky holds a Bachelor of Science degree from New York University College of Business and Public Administration and a Master of Business Administration degree from New York University Graduate School of Business. He is also a Certified Public Accountant.

Marec E. Edgar Director since 2020	44

Mr. Edgar is the Chief Executive Officer (January 1, 2020 — Present) of the Company and President (since November 2018). Mr. Edgar was previously Executive Vice President, General Counsel, Secretary & Chief Administrative Officer of the

Company (2015-2018). Prior to joining the Company, he held positions of increasing responsibility with Gardner Denver, Inc. (2004-2014) including serving as Assistant General Counsel, Risk Manager & Chief Compliance Officer. Mr. Edgar’s individual qualifications and skills as a director include his extensive experience serving as an executive of two multinational industrial companies, his significant legal expertise (including experience advising Boards of Directors at two different multi-national public companies), and his significant experience in legal strategic transactions. He was also one of the primary leaders in the Company’s recent operational turnaround and financial restructuring.

Jonathan B. Mellin Independent Director since 2014 Governance (Chair) and Audit Committees	56

Mr. Mellin is President and Chief Executive Officer of Simpson Estates, Inc., a Single Family Office, since 2013. Mr. Mellin became President of Simpson Estates, Inc. in 2012, prior to being appointed President and Chief Executive Officer in 2013. Mr. Mellin’s years of experience as the Chief Financial Officer of large private companies and subsidiaries of publicly-held companies provides valuable financial expertise to the Board, including extensive experience in annual business planning, forecasting, and expense reduction. His expertise in leading complex finance functions as well as strong background and experience with strategic acquisitions and major restructuring projects contributes greatly to the Board’s composition. Mr. Mellin also serves as a Director on several privately held companies.

Steven W. Scheinkman Director since 2015 Governance Committee	67

Mr. Scheinkman was the Chief Executive Officer (2018 — 2020) of the Company and served as Chairperson of the Board (2017 — 2020). Mr. Scheinkman was previously the President and Chief Executive Officer (2015 — 2018) of the Company. In addition, Mr. Scheinkman previously served as President, Chief Executive Officer and director of Innovative Building Systems LLC (2010 — 2015), a leading custom modular home producer; as President, Chief Executive Officer, and director of Transtar Metals Corp. (1999 — 2006), a supply chain manager/distributor of high alloy metal products for the transportation, aerospace and defense industries; and following Transtar’s acquisition by the Company in September 2006, as President of Transtar Metals Holdings Inc. until September 2007 and thereafter served as its advisor until December 2007. Furthermore, he previously served as a director of Claymont Steel Holdings, Inc. (2006 — 2008), a private manufacturer of custom discrete steel plate. Mr. Scheinkman’s individual qualifications and skills as a director include his extensive experience serving as an executive of various metal products companies, his significant financial expertise, and his significant experience in strategic transactions. He also successfully led the Company’s recent operational turnaround and financial restructuring.

Jonathan Segal Lead Independent Director since 2017 Human Resources (Chair) and Audit Committees	38

Mr. Segal is managing director and portfolio manager of Highbridge Capital Management, LLC (2007 — Present), a leading global alternative investment firm. Before joining Highbridge, Mr. Segal previously worked as a Research Analyst at Sanford C. Bernstein & Co., LLC (2005 — 2007), an indirect wholly-owned subsidiary of AllianceBernstein L.P. Mr. Segal’s individual qualifications and skills as a director include his extensive capital markets, investment, and financial expertise; his significant experience in public and private debt restructuring; and his turnaround and performance improvement experience. He has served on a number of public and private company boards and received a Bachelor of Arts degree in Urban Studies from the University of Pennsylvania. Mr. Segal has served as a director of the following public companies Hycroft Mining Corporation since 2015 and Contura Energy from 2016 to 2018.

Michael J. Sheehan Director since 2017 Board Chairperson Human Resources Committee	60

Mr. Sheehan is the Managing Member of Whitecap Performance LLC (2013 — Present), a marketing consultancy, Whitecap Aviation (2013 — Present), an aircraft charter operation, and Managing Partner of Allied Sports a division of Allied Global Marketing (2018 — Present). Mr. Sheehan is a Partner of Vermont Donut Enterprises (2013 — Present), a privately-held holding company with related interests in various food purveying businesses. He also serves on the Board of South Shore Bank (2012 — Present), a full service mutual savings bank in Massachusetts. Mr. Sheehan is the former Chief Executive Officer of Boston Globe Media Partners (2014 — 2017), a leading media company. He previously served as Chairman, Chief Executive Officer, President, and Chief Creative Officer of Hill Holliday (2000 — 2014), a full-service marketing and communications agency; and as Executive Vice President and Executive Creative Director for DDB Chicago (1999 — 2000), a full-service advertising agency. He also serves on the Boards of Harvard University’s American Repertory Theater (2011 — Present), a professional not-for-profit theater; Catholic Charities of the Archdiocese of Boston (2006 — Present), part of the Catholic Charities network; and Newport Festivals (2017 — Present), a music festival foundation. Mr. Sheehan’s individual qualifications and skills as a director include his extensive experience in managing large public and private companies and in sales and marketing leadership. He attended the United States Naval Academy and graduated from Saint Anselm College in 1982 with a Bachelor of Arts degree in English. Mr. Sheehan previously served as a director of the Company from July 27, 2016, to August 31, 2017.

Parker Tornell Director since 2020 Human Resources Committee	32

Mr. Tornell is a Credit Analyst at Whitebox Advisors LLC (2015 - Present), an employee-owned hedge fund sponsor. Before joining Whitebox, Mr. Tornell worked as an Associate at Norwest Mezzanine Partners (2012-2015), and as an Investment Banking Analyst at Piper Sandler (2010-2012). Mr. Tornell’s individual qualifications and skills as a director include his capital markets, investment, and financial expertise; his experience in public and private debt restructuring; and his turnaround and performance improvement experience. He received Bachelor of Arts degrees in Financial Management and Economics from the University of St. Thomas.

Director Independence; Financial Expert

While the Company’s stock is currently traded on the OTCQX, which requires the Company to establish and maintain fundamental corporate governance standards, the Company has elected to adopt more exacting governance standards that are substantially similar to the NASDAQ listing standards. The Board has affirmatively determined that each current Board member, except for Mr. Edgar, is “independent” within the definitions contained in the current NASDAQ listing standards and the standards set by the Board in the Company’s Corporate Governance Guidelines. Furthermore, the Board has determined that all members of the Company’s Audit Committee meet the financial sophistication requirements of the NASDAQ listing standards. The Board has determined that Mr. Brodsky qualifies as an “audit committee financial expert” for purposes of the SEC rules.

During the last ten years, neither the Company nor, to its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such individual or entity from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of federal or state securities laws.

The business address for each of the Company’s directors and executive officers is:

c/o A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, Illinois  60523

Related-Party Transactions and Relationships

Convertible Notes

On June 18, 2017, the Company and four of its subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware in Wilmington, Delaware (the “Bankruptcy Court”). Also on June 18, 2017, the Debtors filed their Prepackaged Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court and on July 25, 2017, the Debtors filed their Amended Prepackaged Joint Chapter 11 Plan of Reorganization (the “Plan”) with the Bankruptcy Court. On August 2, 2017, the Bankruptcy Court entered an order confirming the Plan. On August 31, 2017 (the “Effective Date”), the Plan became effective pursuant to its terms and the Debtors emerged from their Chapter 11 cases. On February 6, 2018, the Bankruptcy Court entered a final order closing the Chapter 11 cases of the Debtors.

Pursuant to the Plan, on the Effective Date, the Bankruptcy Court discharged and canceled certain senior secured indebtedness and, in exchange, the Company issued new common stock in the Company and entered into an Indenture with Wilmington Savings Fund Society, FSB, as trustee and collateral agent and, pursuant thereto, issued approximately $164.9 million in aggregate original principal amount of its 5.00%/7.00% Convertible Senior Secured Paid-in-Kind (“PIK”) Toggle Notes due 2022 (“Second Lien Notes”).  As noted below, in addition to certain members of management, certain stockholders and (including stockholders with whom members of the Board are affiliated) received and held Second Lien Notes.

The Second Lien Notes are five year senior obligations of the Company and certain of its subsidiaries. The Second Lien Notes are convertible into shares of the Company’s common stock at any time at the initial conversion price of $3.77 per share, which rate is subject to adjustment as set forth in the indenture governing the Second Lien Notes. Interest on the Second Lien Notes accrues at the rate of 5.00% per annum if paid in cash or 7.00% per annum if paid in kind, payable quarterly.

On March 27, 2020, the Company announced the successful completion of an exchange offer (the “Exchange Offer”), which launched on February 27, 2020, to issue a combination of the Company’s new 3.00%/5.00% Convertible Senior Paid-in-Kind (“PIK”) Toggle Notes due 2024 (the “2024 Notes”) and shares of its common stock in exchange for its outstanding Second Lien Notes. Approximately $190,200,285 in aggregate principal amount of the Second Lien Notes were tendered and accepted in the Exchange Offer. Pursuant to the terms of the Exchange Offer, the Company issued approximately $95,134,866 in aggregate principal amount of its 2024 Notes and 70,260,676 shares of its common stock. Holders of the Second Lien Notes who did not tender into the Exchange Offer retained their Second Lien Notes. Approximately $ 3,692,717 in aggregate principal amount of Second Lien Notes remain outstanding after the Exchange Offer.

The 2024 Notes are four year senior obligations of the Company and certain of its subsidiaries. The 2024 Notes are convertible into shares of the Company’s common stock at any time at the initial conversion price of $0.46 per share, which rate is subject to adjustment as set forth in the indenture governing the 2024 Notes. The restrictive covenants in the indenture governing the 2024 Notes are substantially similar to the covenants in the indenture governing the Second Lien Notes prior to completion of the Exchange Offer. The 2024 Notes bear interest at a rate of 3.00% per annum if paid in cash or 5.00% if paid in kind per annum, payable quarterly.

Concurrently with the Exchange Offer, the Company solicited consents from holders of the Second Lien Notes for certain amendments to the indenture governing the Second Lien Notes to eliminate or amend substantially all of the restrictive covenants, release all collateral securing the Company’s obligations under the indenture governing the Second Lien Notes, and modify certain of the events of default and various other provisions, contained in such indenture (the “Proposed Amendments”).  The indenture governing the Second Lien Notes was so amended effective as of the closing of the Exchange Offer.

On February 27, 2020, at the time the Company launched the Exchange Offer, the Company announced that it entered into support agreements with holders who, in the aggregate, held in excess of 96% of the Second Lien Notes, and who had agreed, among other things, to tender their Second Lien Notes in the Exchange Offer and to consent to the Proposed Amendments, subject to certain conditions. The Exchange Offer closed with greater than 97% of the aggregate principal amount of the Second Lien Notes having been tendered and exchanged.

As noted below, in addition to certain members of management, certain stockholders and (including stockholders with whom members of the Board are affiliated) received 2024 Notes in the Exchange Offer and continue to hold the 2024 Notes.

Stockholders Agreement

Pursuant to the Plan, on August 31, 2017, the Company entered into a Stockholders Agreement (the “Stockholders Agreement”) with Highbridge Capital Management, LLC and its affiliates (“Highbridge”), Whitebox Advisors LLC and its affiliates (“Whitebox”), SGF, Inc. (“SGF”), Corre Partners Management, LLC and its affiliates (“Corre”), Wolverine Flagship Fund Trading Limited and its affiliates (“WFF”), and certain members of the Company’s management. The Stockholders Agreement includes certain customary board designation rights, preemptive rights, transfer restrictions, and tag-along and drag-along rights. For additional information on the terms of the Stockholders Agreement, see the Company’s Registration Statement on Form 8-A filed with the SEC on August 31, 2017.

Registration Rights Agreement

Pursuant to the Plan, on the Effective Date, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Highbridge, Whitebox, SGF, Corre and WFF. Under the Registration Rights Agreement, the Company has granted registration rights to those recipients who are party to the Registration Rights Agreement with respect to certain securities of the Company. On March 27, 2020 in connection with the Exchange Offer, the parties to the Registration Rights Agreement entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), the terms and conditions of which are substantially consistent with those applicable to the original agreement. For additional information on the terms of the A&R Registration Rights Agreement, see the Company’s Form 8-K filed with the SEC on March 30, 2020.

Highbridge Capital Management, LLC

One of the Company’s current directors, Jonathan Segal, serves as a managing director of, and portfolio manager for, Highbridge. Pursuant to the Plan and the Stockholders Agreement, Highbridge and/or the its affiliates have the right to designate one member of the Board. Mr. Segal was selected by Highbridge. On the Effective Date, in connection with the Plan, Highbridge and/or one or more of its affiliates received approximately $49.7 million in aggregate principal amount of the Second Lien Notes, 509,105 shares of the Company’s new common stock and a cash payment of $4.0 million.  Furthermore, on March 27, 2020, in connection with the Exchange Offer, Highbridge tendered $62.0 million in aggregate principal amount and accrued PIK interest of the Second Lien Notes in exchange for $30.5 million in aggregate principal amount of 2024 Notes and 22,519,746 shares of the Company’s common stock.

In accordance with the terms of the Exchange Offer, upon the tender and exchange of its Second Lien Notes in March 2020, Highbridge also received and simultaneously tendered and exchanged accrued PIK interest payments in the amount of $1.0 million with respect to its tendered Second Lien Notes.  Highbridge received PIK interest payments in the amounts of $4.1 million (in 2019), $3.8 million (in 2018) and $1.2 million (in 2017) with respect to its Second Lien Notes, in each case commensurate with other holders thereof.

Whitebox Advisors LLC

One of the Company’s directors, Parker Tornell, is a Credit Analyst at Whitebox.  Pursuant to the Plan and the Stockholders Agreement, Whitebox and/or its affiliates and/or the its affiliates have the right to designate one member of the Board. Mr. Tornell was selected by Whitebox. On the Effective Date, in connection with the Plan, Whitebox and/or one or more of its affiliates received approximately $46.0 million in aggregate principal amount of Second Lien Notes, 400,872 shares of the Company’s new common stock and a cash payment of $3.6 million. Furthermore, on March 27, 2020, in connection with the Exchange Offer, Whitebox and/or one or more of its affiliates tendered $57.7 million in aggregate principal amount and accrued PIK interest of the Second Lien Notes in exchange for $28.4 million in aggregate principal amount of 2024 Notes and 20,945,875 shares of the Company’s common stock.

In accordance with the terms of the Exchange Offer, upon the tender and exchange of its Second Lien Notes in March 2020, Whitebox also received and simultaneously tendered and exchanged accrued PIK interest payments in the amount of $1.0 million with respect to its tendered Second Lien Notes. Whitebox has received PIK interest payments in the amounts of $3.8 million (in 2019), $3.5 million (in 2018) and $1.1 million (in 2017) with respect to its Second Lien Notes, in each case commensurate with other holders thereof.

Simpson Estates / SGF, Inc.

One of the Company’s current directors, Mr. Mellin, serves as the President, Chief Executive Officer and Chief Investment Officer of Simpson Estates, Inc., an affiliate of SGF. Pursuant to the Plan and the Stockholders Agreement, SGF and/or its affiliates have the right to designate one member of the Board. SGF selected Mr. Mellin. On the Effective Date, in connection with the Plan, SGF and/or one or more of its affiliates received approximately $24.9 million in aggregate principal amount of the Second Lien Notes, 206,557 shares of the Company’s new common stock and a cash payment of $2.0 million. Furthermore, on March 27, 2020, in connection with the Exchange Offer, SGF and/or one or more of its affiliates tendered $28.9 million in aggregate principal amount and accrued PIK interest of the Second Lien Notes in exchange for $14.6 million in aggregate principal amount of 2024 Notes and 10,815,730 shares of the Company’s common stock.

In accordance with the terms of the Exchange Offer, upon the tender and exchange of its Second Lien Notes in March 2020, SGF also received and simultaneously tendered and exchanged accrued PIK interest payments in the amount of $0.5 million with respect to its tendered Second Lien Notes.  SGF received PIK interest payments, in the amounts of $2.0 million (in 2019), $1.8 million (in 2018) and $0.6 million (in 2017) with respect to its Second Lien Notes, in each case commensurate with other holders thereof.

Corre Partners Management, LLC

On the Effective Date and in connection with the Plan, Corre and/or one or more of its affiliates received approximately $24.2 million in aggregate principal amount of the Second Lien Notes, 234,554 shares of the Company’s new common stock and a cash payment of $3.1 million. Furthermore, on March 27, 2020, in connection with the Exchange Offer, Corre and/or one or more of its affiliates tendered $28.8 million in aggregate principal amount and accrued PIK interest of the Second Lien Notes in exchange for $14.2 million in aggregate principal amount of 2024 Notes and 10,469,092 shares of the Company’s common stock.

In accordance with the terms of the Exchange Offer, upon the tender and exchange of its Second Lien Notes in March 2020, Corre also received and simultaneously tendered and exchanged accrued PIK interest payments in the amount of $0.5 million with respect to its tendered Second Lien Notes.  Corre received PIK interest payments in the amounts of $1.9 million (in 2019), $1.8 million (in 2018) and $0.6 million (in 2017) with respect to its Second Lien Notes, in each case commensurate with other holders thereof.

Wolverine Flagship Fund Trading Limited

On the Effective Date and in connection with the Plan, WFF and/or one or more of its affiliates received approximately $8.5 million in aggregate principal amount of the Second Lien Notes, 70,905 shares of the Company’s new common stock and a cash payment of $.7 million. Furthermore, on March 27, 2020, in connection with the Exchange Offer, WFF and/or one or more of its affiliates tendered $10.1 million in aggregate principal amount and accrued PIK interest of the Second Lien Notes in exchange for $5.0 million in aggregate principal amount of 2024 Notes and 3,686,240 shares of the Company’s common stock.

In accordance with the terms of the Exchange Offer, upon the tender and exchange of its Second Lien Notes in March 2020, WFF also received and simultaneously tendered and exchanged accrued PIK interest payments in the amount of $0.2 million with respect to the tendered Second Lien Notes.  WFF received PIK interest payments in the amounts of $0.7 million (in 2019), $0.6 million (in 2018) and $0.2 million (in 2017) with respect to its Second Lien Notes, in each case commensurate with other holders thereof.

Pursuant to the Plan and Stockholders Agreement, Corre and WFF have the right by mutual agreement to designate one member of the Board; provided that such designated individual who qualifies as an “independent director” under NASDAQ Marketplace Rule 5605(a)(2). Mr. Brodsky was selected by Corre and WFF.

Revolving Credit and Security Agreement

On June 1, 2018, the Company entered into an Amendment No. 1 to Revolving Credit and Security Agreement (the “Credit Agreement Amendment”) by and among the Company, the other borrowers and guarantors party thereto and PNC Bank, National Association as the agent and the lenders, which amends that certain Revolving Credit and Security Agreement dated as of August 31, 2017 (as amended by the Credit Agreement Amendment, the “Expanded Credit Facility”) to provide for additional borrowing capacity. The Expanded Credit Facility provides for an additional $25 million last out Revolving B credit facility made available in part by way of a participation in the Revolving B credit facility by each of Highbridge in the aggregate amount of approximately $7.6 million, Whitebox in the aggregate amount of approximately $7.1 million, SGF in the aggregate amount of $3.8 million, and Corre in the aggregate amount of approximately $3.0 million. The Revolving B credit facility accrues interest at 12.0% per annum and will be paid-in-kind unless the Company elects to pay such interest in cash and the Revolving B payment conditions specified in the Expanded Credit Facility are satisfied.  Borrowings under the existing Revolving B credit facility will mature on February 28, 2022. The Expanded Credit Facility continues to be secured by substantially all personal property assets of the Company and its domestic subsidiary guarantors.

FINANCIAL AND OTHER INFORMATION

Stockholders are encouraged to read the Company’s unaudited balance sheet as of September 30, 2020 and audited balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity, and cash flows for the nine month period ended September 30, 2020 and each of the years in the two-year period ended December 31, 2019, all of which are incorporated herein by reference to such financial statements included in the Company’s Quarterly Report on Form 10-Q for the nine month period ended September 30, 2020, filed with the SEC on November 16, 2020 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 27, 2020, as amended by Amendment No. 1 on Form 10-K/A filed with the Commission on March 19, 2020.  You may obtain copies of these documents at no charge by contacting our Secretary at the following address: 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523, (847) 455-7111.

Amounts in thousands, except per share data	Nine Months Ended September 30, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Income Statement Data:
Net sales	$290,857	$559,591	$581,970
Total costs and expenses	$307,916	$569,689	$598,702
Operating loss	$(17,059)	$(10,098)	$(16,732)
Interest expense, net	$20,146	$39,902	$33,172
Net loss	$(29,838)	$(38,515)	$(37,145)
Net basic and diluted loss per common share from continuing operations	$(0.59)	$(17.62)	$(18.57)
Net basic and diluted loss per common share	$(0.59)	$(17.62)	$(18.57)

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Balance Sheet Data:
Total current assets	$223,286	$237,204	$264,723
Total non-current assets	$88,947	$93,122	$65,669
Total assets	$312,233	$330,326	$330,392
Total current liabilities	$63,067	$63,527	$66,556
Total non-current liabilities	$256,427	$307,869	$273,197
Total stockholders’ equity (deficit)	$(7,261)	$(41,070)	$(9,361)

The net book value per share as of September 30, 2020 was ($0.10) based on 73,910,334 issued and outstanding shares of common stock as of that date.

ADDITIONAL INFORMATION

Copies of any financial statements and information incorporated by reference in this Disclosure Statement by reference to any other document filed by the Company with the SEC may be obtained from the SEC at www.sec.gov.  The Company will also make copies of such financial statements and information to stockholders upon written request to the Company’s headquarters.